Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-221058

PROSPECTUS SUPPLEMENT NO. 1
(TO PROSPECTUS DATED MAY 9, 2019)

SEANERGY MARITIME HOLDINGS CORP.

4,200,000 Units Consisting of Common Shares or
Pre-Funded Warrants to Purchase Common Shares and
Class B Warrants to Purchase Common Shares and
Class C Warrants to Purchase Common Shares

This is a supplement (“Prospectus Supplement”) to the prospectus, dated May 9, 2019 (“Prospectus”) of Seanergy Maritime Holdings Corp. (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (No. 333-221058).

On June 14, 2019, the Company filed on Form 6-K (the “Form 6-K”) with the U.S. Securities and Exchange Commission (the “Commission”) its Financial Results for the First Quarter ended March 31, 2019. An excerpt from the Form 6-K, as filed, is set forth below.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Our Common Shares, Class A Warrants and Class B Warrants are listed on the Nasdaq Capital Market under the symbols “SHIP”, “SHIPW” and “SHIPZ”, respectively.
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Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 17 of the Prospectus and under “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2018.
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Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying Prospectus to which this prospectus supplement relates are truthful or complete. Any representation to the contrary is a criminal offense.

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The date of this Prospectus Supplement is June 14, 2019.

Seanergy Maritime Holdings Corp. Reports Financial Results for the First Quarter Ended March 31, 2019

Highlights of the First Quarter of 2019:
■	Net revenues: $16.0 million in Q1 2019, compared to $21.3 million in Q1 2018
■	Net loss: $8.6 million in Q1 2019, as compared to net loss of $3.4 million in Q1 2018
■	EBITDA[1]: $0.4 million in Q1 2019, as compared to $4.6 million in Q1 2018

June 14, 2019 - Athens, Greece - Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP), announced today its financial results for the first quarter ended March 31, 2019.
For the quarter ended March 31, 2019, the Company generated net revenues of $16 million, a 25% decrease compared to the first quarter of 2018. EBITDA for the quarter was $0.4 million, compared to EBITDA of $4.6 million in the same period of 2018. Net loss for the first quarter was $8.6 million compared to net loss of $3.4 million in the first quarter of 2018. The daily Time Charter Equivalent (TCE)1 of the fleet for the first quarter of 2019 was $7,633, compared to $11,700 in the first quarter of 2018. The average daily OPEX of the fleet for the quarter was $4,830, reduced by 6% from $5,114 in the respective quarter of 2018.

Company Fleet:
Vessel Name	Vessel Class	Capacity (DWT)	Year Built	Yard	Scrubber Fitted (1)	Employment	Initial Charter Period
Partnership	Capesize	179,213	2012	Hyundai	Yes	T/C Index Linked (2)	3 years after scrubber installation
Championship (3)	Capesize	179,238	2011	Sungdong	Yes	T/C Index Linked (4)	5 years
Lordship	Capesize	178,838	2010	Hyundai	Yes	T/C Index Linked (5)	3years after scrubber installation
Premiership	Capesize	170,024	2010	Sungdong	Yes	T/C Index Linked (6)	3 years after scrubber installation
Squireship	Capesize	170,018	2010	Sungdong	Yes	T/C Index Linked (7)	3 years after scrubber installation
Fellowship	Capesize	179,701	2010	Daewoo	No	Spot
Knightship (8)	Capesize	178,978	2010	Hyundai	No	Spot
Geniuship	Capesize	170,058	2010	Sungdong	No	Spot
Gloriuship	Capesize	171,314	2004	Hyundai	No	Spot
Leadership	Capesize	171,199	2001	Koyo – Imabari	No	Spot
(1)	Scrubbers on selected ships to be installed between June and October 2019.

1 EBITDA and Time Charter Equivalent (“TCE”) rate are non-GAAP measures. Please see the reconciliation below of EBITDA to net loss and TCE rate to net revenues from vessels, in each case the most directly comparable U.S. GAAP measure.

(2)
Chartered by a major European utility and energy company from August 2019 for a period of 33 to 37 months with an optional period of 11-13 months. The daily charter hire is based on the BCI. In addition, the Company has the option to convert to a fixed rate for a period of between three and 12 months, based on the prevailing Capesize Forward Freight Agreement Rate (“FFA”) for the selected period.

(3)
Sold to and leased back on a bareboat basis from a major commodity trading company on November 7, 2018 for a five-year period. We have a purchase obligation at the end of the five-year period and we further have the option to repurchase the vessel at any time.

(4)
Chartered by a major commodity trading company from November 7, 2018 for a period of 60 months, with an additional period of 18 months at charterer’s option. The daily charter hire is based on the BCI. In addition, the Company has the option to convert to a fixed rate for a period of between three and 12 months, based on the prevailing Capesize FFA for the selected period.

(5)
Chartered by a major European utility and energy company from June 2019 for a period of 33 to 37 months with an optional period of 11-13 months. The daily charter hire is based on the BCI. In addition, the Company has the option to convert to a fixed rate for a period of between three and 12 months, based on the prevailing Capesize FFA for the selected period.

(6)	Chartered by a major commodity trading company from September 2019 for a period of 33 to 37 months with two optional periods of 11-13 months each. The daily charter hire is based on the BCI.
(7)	Chartered by a major commodity trading company from August 2019 for a period of 33 to 37 months with two optional periods of 11-13 months each. The daily charter hire is based on the BCI.
(8)
Sold to and leased back on a bareboat basis from a major Chinese leasing institution on June 29, 2018 for an eight-year period. We have a purchase obligation at the end of the eight-year period and we further have the option to repurchase the vessel at any time following the second anniversary of the delivery under the bareboat charter.

Fleet Data:
	Q1 2019	Q1 2018
Ownership days (1)	900	990
Operating days (2)	885	988
Fleet utilization (3)	98.3%	99.8%
TCE rate (4)	$7,633	$11,700
Daily Vessel Operating Expenses (5)	$4,830	$5,114
(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered in. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Operating days includes the days that our vessels are in ballast voyages without having finalized agreements for their next employment.

(3)	Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period.
(4)
Time Charter Equivalent (TCE) rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of the Company’s vessels and in evaluating their financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)
	Q1 2019	Q1 2018
Net revenues from vessels	16,013	21,322
Less: Voyage expenses	9,258	9,762
Net operating revenues	6,755	11,560
Operating days	885	988
TCE rate	7,633	11,700

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)
	Q1 2019	Q1 2018
Vessel operating expenses	4,422	5,063
Less: Pre-delivery expenses	75	-
Vessel operating expenses before pre-delivery expenses	4,347	5,063
Ownership days	900	990
Daily Vessel Operating Expenses	4,830	5,114

Net Loss to EBITDA Reconciliation:
(In thousands of U.S. Dollars)
	Q1 2019	Q1 2018
Net loss	(8,643)	(3,442)
Add: Net interest and finance cost	6,236	5,141
Add: Depreciation and amortization	2,834	2,939
EBITDA	427	4,638

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") represents the sum of net (loss), interest and finance costs, interest income, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP.
EBITDA, is presented as we believe that this measure is useful to investors as a widely used means of evaluating operating profitability. EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. This non-GAAP measure should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

First Quarter and Recent Developments:
Public offering and Private placement of Shares
On May 13, 2019, the Company sold 4,200,000 units at a price of $3.40 per unit in a public offering. Each unit consisted of one common share (or one pre-funded warrant in lieu thereof), one Class B warrant to purchase one common share and one Class C warrant to purchase one common share. In connection with the offering, the underwriters have exercised in full their overallotment option with regard to 630,000 Class B Warrants and 630,000 Class C Warrants. The gross proceeds of the offering to the Company, before underwriting discounts and commissions and estimated offering expenses, were approximately $14.3 million. The net proceeds from the sale of common shares and warrants, after deducting underwriters’ fees and expenses, were approximately $13.2 million. The Class B warrants are trading on the NASDAQ Capital Market under the symbol “SHIPZ”.
Concurrently with the offering, the Company sold 1,823,529 units in a private placement to Jelco in exchange for the forgiveness of certain payment obligations of ours, including all interest payments due in 2019.

New Jelco Loan Facility
On March 26, 2019, we entered into a $7.0 million loan facility with Jelco, the proceeds of which were utilized to (i) refinance the loan facility originally entered into with Jelco on April 10, 2018, with an outstanding balance of $2.0 million and (ii) for general corporate purposes. Following the private placement to Jelco, the applicable interest rate for the loan has been set at 0% per annum for the period commencing on April 1, 2019 and ending on December 31, 2019 and, to 6% per annum thereafter. The loan has a maturity date of September 30, 2020 and is repayable through one installment of $1 million due on January 5, 2020 and a balloon instalment of $6 million payable at maturity.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	March 31, 2019	December 31, 2018*
ASSETS
Cash and restricted cash	7,472	7,444
Vessels	240,530	243,214
Other assets	17,497	16,904
TOTAL ASSETS	265,499	267,562

LIABILITIES AND STOCKHOLDERS’ EQUITY
Bank debt and other financial liabilities	192,459	195,221
Convertible notes	12,109	11,124
Due to related parties	24,350	19,349
Other liabilities	23,112	20,565
Stockholders’ equity	13,469	21,303
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	265,499	267,562

        * Derived from the audited consolidated financial statements as of the period as of that date

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Three months ended March 31,
	2019	2018
Revenues:
Vessel revenue, net	16,013	21,322
Expenses:
Voyage expenses	(9,258)	(9,762)
Vessel operating expenses	(4,422)	(5,063)
Management fees	(247)	(264)
General and administrative expenses	(1,686)	(1,552)
Depreciation and amortization	(2,834)	(2,939)
Operating (loss) income	(2,434)	1,742
Other expenses:
Interest and finance costs	(6,256)	(5,141)
Other, net	47	(43)
Total other expenses, net:	(6,209)	(5,184)
Net loss	(8,643)	(3,442)

Net loss per common share, basic	(3.23)	(1.40)
Weighted average number of common shares outstanding, basic	2,674,885	2,458,473

About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of 10 Capesize vessels, with a cargo-carrying capacity of approximately 1,748,581 dwt and an average fleet age of about 10.2 years.
The Company is incorporated in the Marshall Islands with executive offices in Athens, Greece and an office in Hong Kong. The Company's common shares trade on the Nasdaq Capital Market under the symbol "SHIP", its Class A warrants under "SHIPW" and its Class B warrants under “SHIPZ”.
Please visit our company website at: www.seanergymaritime.com
Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
Capital Link, Inc.
Judit Csepregi
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com